August 20, 2009

VIA EDGAR FILING

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549-7010
Attn:  Chris White, Branch Chief

Re:	California Gold Corp. (formerly US Uranium Inc.)
Form 10-KSB for Fiscal Year Ended January 31, 2008
Filed May 15, 2008
Form 10-Q for Fiscal Quarter Ended October 31, 2008
Filed December 15, 2008
Form 10-K/A for Fiscal Year Ended January 31, 2008
Filed March 20, 2009
Form 10-K for Fiscal Year Ended January 31, 2009
Filed May 15, 2009
Form 10-Q for Fiscal Quarter Ended April 30, 2009
Filed June 23, 2009
File No. 333-13459

          Dear Mr. White:

On behalf of our client, California Gold Corp., formerly US Uranium Inc., a Nevada corporation (the “Company”), we are submitting this preliminary response your letter to Mr. James D. Davidson, Chief Executive Officer of the Company, dated July 17, 2009 (the “Letter”).

We expect to be able to submit to you a completed response to all of your comments in the Letter by August 31, 2009.

If you have any questions or comments with respect to the response we have provided above, please contact me at 212-400-6900.  Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites
Paul C. Levites, Esq.

cc:	Suying Li, Division of Corporate Finance Securities and Exchange Commission James Davidson, Chief Executive Officer California Gold Corp.